POWELL                                                    Atlanta  -  Washington
GOLDSTEIN LLP

                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-6904
                                                          LSCHROEDER@POGOLAW.COM



                                August 29, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jessica Livingston

     Re:  First Southern Bancorp
          Schedule 13E-3
          Filed June 22, 2005
          File No. 005-80820

          Preliminary Proxy Statement on Schedule 14A
          Filed June 22, 2005
          File No. 0005-50259

          Amendment No. 1 to Form 10-KSB
          Filed April 26, 2005
          File No. 000-50259

Ladies and Gentlemen:

     On behalf of our client, First Southern Bancorp ("First Southern" or the "Company"), we are responding to the comments received from your office by letter dated July 25, 2005 with respect to the above-referenced Schedule 13E-3,
Schedule 14A and Amendment No. 1 to Form 10-KSB. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 1 to the Proxy Statement with cross-references indicating to which comment we are responding.

General
-------

1. Please provide your legal and factual analysis of how the involuntary exchange of common shares for new Series A shares is allowable under your Articles of Incorporation and Georgia Corporation Law. We note that a substantive change in shareholder rights is being proposed without obtaining consent of affected shareholders.

     UNDER SECTION 14-2-1003(E) OF THE GEORGIA BUSINESS CORPORATION CODE (THE "CODE"), THE AMENDMENT TO FIRST SOUTHERN'S ARTICLES OF INCORPORATION PROVIDING FOR THE RECLASSIFICATION OF A PART OF THE COMPANY'S COMMON STOCK INTO SHARES OF A NEW CLASS OF SERIES A STOCK MUST BE APPROVED BY A MAJORITY OF THE VOTES ENTITLED TO BE CAST ON THE AMENDMENT BY EACH VOTING GROUP. UNDER SECTION 14-2-1004(A)(2) OF THE CODE, THE HOLDERS OF THE OUTSTANDING SHARES OF A CLASS ARE ENTITLED TO VOTE AS A SEPARATE VOTING GROUP ON A PROPOSED AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION IF THE AMENDMENT WOULD "EFFECT AN EXCHANGE OR RECLASSIFICATION OF ALL OR ANY PART [EMPHASIS ADDED] OF THE SHARES OF THE CLASS INTO SHARES OF ANOTHER CLASS." CURRENTLY, FIRST SOUTHERN ONLY HAS ONE CLASS OF OUTSTANDING STOCK, ITS COMMON STOCK. UNDER SECTION 14-2-

    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW -
          Atlanta GA 30309-3488 - Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw..com


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POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 2


     1004(A)(2), ALL OF THE HOLDERS OF FIRST SOUTHERN'S OUTSTANDING COMMON STOCK ARE ENTITLED TO VOTE AS A SINGLE GROUP ON THE PROPOSED AMENDMENT TO FIRST SOUTHERN'S ARTICLES OF INCORPORATION, WHICH PROVIDES FOR THE
     RECLASSIFICATION OF A PART OF THE OUTSTANDING SHARES OF FIRST SOUTHERN'S COMMON STOCK INTO SHARES OF A NEW CLASS OF SERIES A STOCK.

     FIRST SOUTHERN'S ARTICLES OF INCORPORATION DO NOT REQUIRE A GREATER VOTE OR A VOTE BY VOTING GROUPS TO APPROVE THE AMENDMENT. NO PROVISION IN FIRST SOUTHERN'S ARTICLES OF INCORPORATION PROHIBITS THE RECLASSIFICATION OF A PART OF THE OUTSTANDING COMMON STOCK INTO ANOTHER CLASS OF STOCK.

     PURSUANT TO SECTION 14-2-1302(A)(5) OF THE CODE, THE BOARD OF DIRECTORS OF FIRST SOUTHERN ADOPTED A RESOLUTION PROVIDING THAT SHAREHOLDERS, INCLUDING THOSE WHO WILL RETAIN COMMON STOCK AND THOSE WHO WILL RECEIVE SERIES A STOCK, ARE ENTITLED TO DISSENT AND OBTAIN PAYMENT OF THE FAIR MARKET VALUE OF THEIR SHARES PURSUANT TO THE DISSENTERS' RIGHTS PROVISIONS UNDER THE CODE. ACCORDINGLY, ALL SHAREHOLDERS WHO OPPOSE THE RECLASSIFICATION ARE AFFORDED THE PROCEDURAL PROTECTIONS UNDER THE DISSENTERS' RIGHTS PROVISIONS OF THE CODE.

2. It appears that approval of the transaction will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of less than 500 of such shares of common stock into the new class of shares (Series A). Since the company is effectively issuing new securities to its current common holders, explain in your response letter what exemption from Section 5 of the Securities Act of 1933 the company is relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.

     THE COMPANY WILL ISSUE THE SERIES A STOCK TO ITS EXISTING SHAREHOLDERS PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER SECTION 3(A)(9) OF THE SECURITIES ACT OF 1933 (THE "1933 ACT"). SECTION 3(A)(9) STATES THAT ANY SECURITY EXCHANGED BY THE ISSUER WITH ITS EXISTING SECURITY HOLDERS EXCLUSIVELY, WHERE NO COMMISSION OR OTHER REMUNERATION IS PAID OR GIVEN DIRECTLY OR INDIRECTLY FOR SOLICITING SUCH EXCHANGE, IS EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE 1933 ACT. IN THIS TRANSACTION, EXISTING SHAREHOLDERS WILL EXCHANGE THEIR COMMON SHARES FOR SERIES A SHARES. ONLY EXISTING SHAREHOLDERS WILL BE MAKING THIS EXCHANGE. THEREFORE, THE TRANSACTION FALLS UNDER THE EXEMPTION IN SECTION 3(A)(9).

     ADDITIONALLY, RULE 150 UNDER THE ACT PROVIDES THAT "COMMISSION OR OTHER REMUNERATION" IN SECTION 3(A)(9) WILL NOT INCLUDE PAYMENTS MADE BY THE ISSUER TO ITS SECURITY HOLDERS IN CONNECTION WITH AN EXCHANGE OF SECURITIES FOR OUTSTANDING SECURITIES WHEN SUCH PAYMENTS ARE A PART OF THE TERMS OF THE OFFER OR EXCHANGE. THEREFORE, THE CASH PAYMENT BEING OFFERED TO SHAREHOLDERS WHO DISSENT FROM THE TRANSACTION DOES NOT PREVENT THE COMPANY FROM MEETING THE REQUIREMENTS OF SECTION 3(A)(9). FURTHER, ACCORDING TO AN SEC TELEPHONE INTERPRETATION (SEC MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS SECTION A(32), JULY 1997), MONEY GIVEN TO INVESTMENT BANKERS FOR RENDERING A FAIRNESS OPINION AND SIMILAR SERVICES DOES NOT QUALIFY AS PAYMENT OF COMMISSION OR REMUNERATION UNDER SECTION 3(A)(9). AS A RESULT, NO COMMISSION OR REMUNERATION, WITHIN THE MEANING OF SECTION 3(A)(9), WILL BE PAID IN THE FIRST SOUTHERN TRANSACTION, WHICH PROVIDES ONLY FOR CASH PAYMENTS TO DISSENTERS AND THE COMPANY'S FINANCIAL ADVISOR.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 3


     WE HAVE ADDED DISCLOSURES UNDER "SERIES A STOCK ISSUED IN RELIANCE ON EXEMPTION FROM REGISTRATION" ON PAGE 2 AND "SERIES A STOCK ISSUED IN RELIANCE ON SEC EXEMPTION" ON PAGE 41 OF THE PROXY STATEMENT TO INDICATE THE SHARES OF SERIES A STOCK ARE BEING ISSUED WITHOUT REGISTRATION, PURSUANT TO THE EXEMPTION UNDER SECTION 3(A)(9) OF THE 1933 ACT.

3. We note that you are purporting to create two classes of securities, out of what is currently a single class of common shares, for the purpose of taking the company [private]. In your response letter, provide your legal analysis as to why the common shares and Series A shares are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. We may have further comments.

     SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "1934 ACT") GENERALLY PROVIDES THAT EVERY ISSUER OF SECURITIES SHALL, WITHIN 120 DAYS AFTER THE LAST DAY OF ITS FIRST FISCAL YEAR ON WHICH THE CORPORATION HAS TOTAL ASSETS EXCEEDING $1 MILLION AND A CLASS OF EQUITY SECURITY HELD BY RECORD OF 500 OR MORE PERSONS, REGISTER SUCH SECURITY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). FOR PURPOSES OF DETERMINING THE APPLICABILITY OF THESE REGISTRATION REQUIREMENTS TO CORPORATIONS,
     SECTION 12(G)(5) OF THE 1934 ACT DEFINES THE TERM "CLASS" TO INCLUDE ALL SECURITIES OF A CORPORATION WHICH ARE OF SUBSTANTIALLY SIMILAR CHARACTER AND THE HOLDERS OF WHICH ENJOY SUBSTANTIALLY SIMILAR RIGHTS AND PRIVILEGES.

     FIRST SOUTHERN'S COMMON STOCK AND SERIES A STOCK ARE SEPARATE CLASSES OF SECURITIES BECAUSE THEY ARE NOT SUBSTANTIALLY SIMILAR IN CHARACTER AND THE HOLDERS OF FIRST SOUTHERN'S COMMON STOCK AND SERIES A STOCK WILL NOT ENJOY SUBSTANTIALLY SIMILAR RIGHTS AND PRIVILEGES. SPECIFICALLY, FIRST SOUTHERN'S COMMON STOCK AND SERIES A STOCK HAVE SUBSTANTIALLY DIFFERENT RIGHTS AND LIMITATIONS WITH RESPECT TO VOTING, DIVIDENDS, LIQUIDATION AND REDEMPTION. THESE DIFFERENCES ARE SUMMARIZED BELOW:

     A. VOTING RIGHTS: HOLDERS OF SERIES A STOCK ARE ENTITLED TO VOTE ONLY UPON PROPOSALS FOR A CONSOLIDATION OR MERGER OF THE COMPANY, A SHARE EXCHANGE, OR A SALE, LEASE, EXCHANGE OR TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE COMPANY'S ASSETS (A "CHANGE IN CONTROL") AND UPON WHICH HOLDERS OF THE COMMON STOCK ARE ENTITLED TO VOTE. SUCH LIMITED VOTING RIGHTS CONTRAST WITH THE UNLIMITED VOTING RIGHTS AFFORDED TO HOLDERS OF THE COMMON STOCK, INCLUDING, SIGNIFICANTLY, THE RIGHT TO VOTE ON THE ELECTION OF DIRECTORS OF THE COMPANY, THE ADOPTION OF STOCK INCENTIVE PLANS AND MOST CHARTER AMENDMENTS.

     B. DIVIDEND PREFERENCE: HOLDERS OF SERIES A STOCK ARE ENTITLED TO A PREFERENCE IN THE DISTRIBUTION OF DIVIDENDS, WHEN AND IF DECLARED AND PAID BY FIRST SOUTHERN, SO THAT HOLDERS OF THE SERIES A SHARES ARE ENTITLED TO RECEIVE DIVIDENDS IN AN AMOUNT NOT LESS THAN THAT PAID ON COMMON SHARES PRIOR TO THE RECEIPT OF DIVIDENDS BY THE HOLDERS OF COMMON STOCK.

     C. LIQUIDATION PREFERENCE: HOLDERS OF SERIES A STOCK ARE ENTITLED TO A PREFERENCE IN THE DISTRIBUTION OF ASSETS OF FIRST SOUTHERN IN THE EVENT OF ANY LIQUIDATION, DISSOLUTION OR WINDING-UP OF FIRST SOUTHERN, WHETHER VOLUNTARY OR INVOLUNTARY, EQUAL TO THE GREATER OF BOOK VALUE PER SHARE, THE AMOUNT PER SHARE TO BE PAID TO COMMON SHAREHOLDERS, OR $10.00 PER SHARE. HOLDERS OF THE COMPANY'S COMMON STOCK ARE ONLY ENTITLED TO RECEIVE,


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POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 4


          AFTER THE PRIOR RIGHTS OF CREDITORS AND HOLDERS OF THE SERIES A STOCK ARE SATISFIED, A RATABLE SHARE OF ANY REMAINING ASSETS OF THE COMPANY AVAILABLE FOR DISTRIBUTION.

     D. REDEMPTION RIGHTS: FIRST SOUTHERN HAS THE RIGHT TO REPURCHASE ALL OR ANY PART OF THE SERIES A STOCK AT ANY TIME AT A PER-SHARE PURCHASE PRICE EQUAL TO THE GREATER OF THE BOOK VALUE PER SHARE OF THE SERIES A STOCK (AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES), THE FAIR MARKET VALUE PER SHARE OF THE SERIES A STOCK, OR THE FAIR MARKET VALUE OF OUR COMMON STOCK. ADDITIONALLY, THE CALL PROVISION PROVIDES FOR AN APPRAISAL PROCEDURE IN THE EVENT THAT THE HOLDER OF SERIES A STOCK WHICH IS CALLED BY THE COMPANY DISAGREES WITH THE BOARD'S DETERMINATION OF THE FAIR MARKET VALUE OF THE SERIES A STOCK OR THE COMMON STOCK. THE COMMON STOCK IS NOT SUBJECT TO SUCH A CALL PROVISION.

     THE SEC HAS AGREED THAT TWO TYPES OF STOCK THAT DIFFER IN LIQUIDATION PREFERENCE AND VOTING RIGHTS ARE NOT IN THE SAME CLASS. IN A NO-ACTION LETTER, THE SEC CONCURRED WITH MOTOROLA, INC.'S VIEW THAT ITS COMMON STOCK (WHICH HAD A $2.00 LIQUIDATION PREFERENCE) AND ITS CLASS A COMMON STOCK (WHICH HAD A 4-TO-1 VOTING EDGE OVER THE COMMON STOCK) WERE NOT THE SAME CLASS OF SECURITIES UNDER SECTION 12(G)(5). MOTOROLA, INC., SEC NO-ACTION LETTER, FED. SEC. L. REP. (CCH) 78,703 (DECEMBER 30, 1971). SIMILARLY, FIRST SOUTHERN'S COMMON STOCK AND SERIES A STOCK SHOULD NOT BE CONSIDERED TO BE OF THE SAME "CLASS" OF STOCK BECAUSE THE SERIES A STOCK HAS A LIQUIDATION PREFERENCE WHICH LIMITS VOTING RIGHTS COMPARED TO THE COMMON STOCK. IN ADDITION, FIRST SOUTHERN'S SERIES A STOCK CONTAINS A DIVIDEND PREFERENCE TO THE COMMON STOCK AND IS SUBJECT TO A CALL PROVISION, WHICH WE BELIEVE ARE ALSO SUBSTANTIAL DIFFERENCES IN THE RIGHTS AND PREFERENCES IN THE TWO CLASSES OF STOCK.

     GIVEN THE DIFFERING CHARACTER OF THE TWO CLASSES SECURITIES AND THE DIFFERENT RIGHTS AND PRIVILEGES AFFORDED TO HOLDERS OF THE SERIES A STOCK AS COMPARED TO HOLDERS OF THE COMMON STOCK, THE TWO SECURITIES SHOULD NOT CONSTITUTE THE SAME "CLASS" OF SECURITIES FOR PURPOSES OF SECTION 12(G)(5) OF THE 1934 ACT.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------
Summary Term Sheet, page 3
--------------------------

4. Please revise the summary term sheet to comply with the requirement of Item 1001 of Regulation M-A that each of "the bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders."

     WE HAVE CROSS-REFERENCED EACH BULLET POINT IN THE SUMMARY TERM SHEET TO THE MORE DETAILED DISCUSSION.

5. Please revise the section entitled "Terms of the Series A Stock to be Issued in the Reclassification," on page 3 to discuss the changes in voting rights sooner in the discussion and to state clearly and prominently the loss of voting rights.

     WE HAVE MOVED THE DISCUSSION OF CHANGES IN VOTING RIGHTS TO THE BEGINNING OF THIS SECTION.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 5


6. Please revise the section entitled "Fairness of the Reclassification," on page 6 to identify the affiliates engaged in the transaction, to disclose their roles in the transaction and their fairness determinations and to briefly summarize the positive and negative factors considered by the board.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "FAIRNESS OF THE RECLASSIFICATION."

7. Please revise the section entitled "Effectiveness of the Reclassification," on page 6, to comply with the requirement of Item 1001 of Regulation M-A that it "provide security holders with sufficient information to understand the essential features and significance of the proposed transaction" by disclosing the fact that the approval of the transaction is assured. In this regard, disclose the percentage of shares needed for approval of the reclassification, the percentage of shares beneficially owned by directors and executive officers and the fact that all directors and executive officers have indicated their intention to vote to approve the reclassification.

     ALTHOUGH THE DIRECTORS AND EXECUTIVE OFFICERS "BENEFICIALLY OWN" 52.5% OF THE OUTSTANDING STOCK, THEY ONLY OWN 42.8% OF THE SHARES ENTITLED TO VOTE SINCE "BENEFICIAL OWNERSHIP" INCLUDES SHARES SUBJECT TO OPTIONS AND WARRANTS, WHICH ARE NOT ENTITLED TO VOTE UNLESS EXERCISED. THEREFORE, WE HAVE REVISED THE ABOVE-REFERENCED SECTION TO INDICATE THAT APPROVAL IS VERY LIKELY AND WOULD BE ASSURED IF THE DIRECTORS AND EXECUTIVE OFFICERS WERE TO EXERCISE A SUFFICIENT NUMBER OF OPTIONS AND WARRANTS TO INCREASE THEIR NUMBER OF SHARES ENTITLED TO VOTE TO GREATER THAN 50%.

8. Please revise the section entitled "Dissenters' Rights," on page 6, to comply with the requirement of Item 1001 of Regulation M-A that it "provide security holders with sufficient information to understand the essential features and significance of the proposed transaction" by briefly summarizing the dissenters' rights under Georgia law both substantively and procedurally. Prominently disclose that the proper exercise of dissenters' rights will enable a holder to receive cash for their shares of common stock.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "DISSENTERS' RIGHTS."

Q&A, page 7
-----------

9. In the fourth Q&A where you discuss the vote required, state that a vote in favor of the reclassification is assured because 52% of the voting shares are held by insiders who will vote in its favor.

     WE HAVE REVISED THIS DISCLOSURE AS INDICATED IN COMMENT 7 ABOVE.

Purpose of the Reclassification, page 9
---------------------------------------

10. Please revise this section to comply with the requirement of Instruction 1 to Item 1013 that "conclusory statements will not be considered sufficient disclosure" by clarifying how you will save legal, accounting and administrative expenses given your obligations to submit quarterly financial reports with the FDIC and your intention to deliver annual and semiannual financial statements to shareholders. Please disclose any such obligations under Georgia state law. Please be more specific as to what you would not be doing if you were no longer a public company and quantify each of the savings.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 6


     WE HAVE PROVIDED THE REQUESTED DISCLOSURES UNDER "-PURPOSE OF THE RECLASSIFICATION" AND "-REASONS FOR THE RECLASSIFICATION."

Background of the Reclassification, page 12
-------------------------------------------

11. Please revise this section to disclose the conflict of interest posed by insiders' 52% beneficial ownership and expected post-reclassification increase in their proportionate interest. For example, do any of the insiders hold fewer than 500 shares? Further, provide more detail regarding the insiders' role in the transaction, including discussions and structuring.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURES UNDER "-BACKGROUND OF THE RECLASSIFICATION."

12. Please further explain the basis for your claim, on page 13, that the value of the Series A stock is equivalent to the value of the common stock.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURES IN THE LAST PARAGRAPH UNDER "-BACKGROUND OF THE RECLASSIFICATION."

Reasons for the Reclassification, page 14
-----------------------------------------

13. Please revise your disclosure of direct and indirect costs to reconcile these numbers with those in note 12 to your 2004 financial statements. For example, you state that you will save $50,000 in legal fees but in 2004 you only had $57,976 in both legal and professional fees. Please explain how you would cut legal fees by almost 90 percent.

     WE HAVE REVISED THIS DISCLOSURE TO INDICATE THAT OUR ESTIMATED SAVINGS INCLUDES COSTS WE WOULD EXPECT TO INCUR IN FUTURE YEARS RELATING TO COMPLIANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT. BY DEREGISTERING, THE COMPANY WILL NOT INCUR THESE COSTS.

Potential Disadvantages of the Reclassification, page 15
--------------------------------------------------------

14. This section appears to address the disadvantages of the company going private rather than all the potential disadvantages of the transactions which could include receiving shares with limited voting rights, etc. Please revise to clarify or expand to address all potential disadvantages of the transaction.

     WE HAVE DELETED THIS SECTION AND MOVED THE DISCUSSION OF POTENTIAL DISADVANTAGES OF THE RECLASSIFICATION TO THE SECTIONS ENTITLED "-REASONS FOR THE RECLASSIFICATION" "-EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN" AND "-EFFECTS OF THE RECLASSIFICATION ON UNAFFILIATED SHAREHOLDERS." WE HAVE IDENTIFIED POSITIVE, NEGATIVE AND OTHER NEUTRAL EFFECTS UNDER THESE HEADINGS.

15. Further, please discuss in greater detail the consequences of the termination of registration and reporting under the Exchange Act, addressing, for example, liabilities under the Exchange Act, the proxy rules, the beneficial ownership rules, the short-swing profit rules and any applicable timing requirements.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 7


     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN" "-EFFECTS OF THE RECLASSIFICATION ON AFFILIATES," AND "-EFFECTS OF THE RECLASSIFICATION ON UNAFFILIATED SHAREHOLDERS."

Effects of the Reclassification on First Southern, page 15
----------------------------------------------------------

16. Please revise this section to comply with the requirement of Instruction 2 to Item 1013 that you include "a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company" clearly distinguishing between the two categories of effects (as you do in your discussion of the effects on shareholders). Please discuss in reasonable detail how you will operate differently including how your internal controls will be different. Please discuss in reasonable detail how not being a public company may affect your ability to obtain financing.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN."

17. We note that the Series A shares will be held by approximately 481 record holders. What consideration was given to the risk that the company may be required to register the class of Series A under Section 12(g) of the Exchange Act in the event the number of record holders exceeds 500 as of the last day of its next fiscal year? Expand to address.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-BACKGROUND OF THE RECLASSIFICATION."

18. Please discuss in greater detail the consequences of the elimination of Securities Act registration. See comment 16 above.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN," "-EFFECTS OF THE RECLASSIFICATION ON AFFILIATES," AND "-EFFECTS OF THE RECLASSIFICATION ON UNAFFILIATED SHAREHOLDERS."

19. Expand the section "Effect on Market for Shares" on page 16 to clearly state what you believe will be the effect on liquidity of the common stock and the new market for the Series A stock. We note you describe the current "minimal liquidity" of the common and expected "limited liquidity" for the Series A. Please distinguish between "minimal" and "limited."

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN-EFFECT ON MARKET FOR SHARES."

Effects of the Reclassification on Affiliates, page 16
------------------------------------------------------

20. Please revise this section to comply with the requirement of Instruction 2 to Item 1013 that you include "a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to affiliates" clearly distinguishing between the two categories of effects.

     WE HAVE REVISED THIS SECTION TO IDENTIFY THE POSITIVE AND NEGATIVE EFFECTS OF THE RECLASSIFICATION.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 8


21. In addition, please comply with the requirement of Instruction 2 to Item 1013(c) that the benefits and detriments "must be quantified to the extent practicable."

     WE BELIEVE WE HAVE QUANTIFIED THE EFFECTS OF THE RECLASSIFICATION TO THE EXTENT PRACTICABLE, INCLUDING THE EFFECT ON EARNINGS PER SHARE, BOOK VALUE PER SHARE, AND THE CHANGE IN MANAGEMENT OWNERSHIP.

22. Please delete your characterization of the six percent increase in ownership as "slightly."

     WE HAVE MADE THE REQUESTED REVISION TO THIS DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON AFFILIATES-CONSOLIDATION OF MANAGEMENT OWNERSHIP."

23. Please revise this section to comply with the requirement of Instruction 3 to Item 1013 that you include "the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages."

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON AFFILIATES-BOOK VALUE PER SHARE."

24. In your discussion of the detrimental effects of the reclassification, please consider recasting your assertion that officers and directors will be "deprived of the ability to dispose of their sharesunder Rule 144." We note your statements, such as on page 16, regarding the "minimal liquidity of our common stock" and on page 45 that "there is no organized trading market" for the common stock and you are not aware of any trade in the stock during the past two and a half years.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON AFFILIATES-RULE 144 NOT AVAILABLE" TO NOTE THAT NONE OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE SOLD SHARES OR HAVE RELIED ON RULE 144 IN THE PAST.

Effects of the Reclassification on Shareholders Generally, page 17
------------------------------------------------------------------

25. Please comply with the requirement of Instruction 2 to Item 1013(c) that the benefits and detriments "must be quantified to the extent practicable."

     WE BELIEVE WE HAVE QUANTIFIED THE EFFECTS OF THE RECLASSIFICATION TO THE EXTENT PRACTICABLE, INCLUDING EARNINGS PER SHARE AND BOOK VALUE PER SHARE.

26. We note the first statement under this heading that the effects will apply regardless of whether shareholders are affiliated or not. Please expand to state whether any affiliated shareholders hold fewer than 500, i.e., will any affiliates receive Series A stock?

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY."

27. Please revise your discussion of the dividends to disclose that you have never paid dividends although you realized profits in 2004 and you "have no current plans to initiate payments of cash dividends."

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                          Page 9


     In addition, please discuss the fact that the holders of the common stock will determine the extent to which holders of Series A stock are granted dividends.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY-SHARES EXCHANGED FOR SERIES A STOCK-POSITIVE EFFECTS."
           ---------------

28. Please disclose whether under the terms of the Series A stock, the board, which will be selected by the remaining common shareholders, has discretion to change the rights and preferences of the Series A shares without the consent of the Series A holders. Further, state where appropriate that the board may also subordinate the rights and preferences of the Series A stock to other classes or series of preferred stock or equity securities. Please revise your discussion, on page 18, of the liquidation preference as a "benefit" of the reclassification to reflect that the Board, which is selected by the shareholders of common stock -not the holders of Series A shares, has discretion to change the liquidation preference and may also subordinate the rights and preferences of the Series A stock to other classes or series of preferred stock or equity securities.

     ALTHOUGH THE BOARD MAY ISSUE NEW CLASSES OR SERIES OF PREFERRED STOCK OR OTHER EQUITY SECURITIES THAT ARE SENIOR TO OR ON PARITY WITH THE SERIES A STOCK, UNDER GEORGIA LAW THE BOARD CANNOT CHANGE THE RIGHTS OR PREFERENCES OF THE SERIES A STOCK WITHOUT THE APPROVAL OF A MAJORITY OF THE HOLDERS OF THE SERIES A STOCK VOTING AS A GROUP. (SEE O.C.G.A. SEC. 14-2-1004 AND SEC. 14-2-602.) WE HAVE REVISED THE DISCLOSURES UNDER "-EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY-SHARES EXCHANGED FOR SERIES A STOCK-NEGATIVE EFFECTS" TO REFLECT THE BOARD'S AUTHORITY TO ISSUE NEW
           ----------------
     SECURITIES AND TO INDICATE THAT THE HOLDERS OF THE SERIES A STOCK MUST APPROVE A CHANGE IN THE RIGHTS AND/OR PREFERENCES OF THE SERIES A STOCK.

29. Please revise your discussion on page 18 of the detriments of the reclassification for Series A stock to include a discussion of the impact of the reclassification on the quality and quantity of information that the unaffiliated shareholders will receive about the company. Please include a discussion of the impact of the reclassification on the rights of unaffiliated shareholders since they will be losing some of the protections of the federal securities laws. Please discuss the fact that after the transaction the affiliated shareholders, because of their positions as executive officers and directors of the company, will continue to have continuous access to all the information.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON UNAFFILIATED SHAREHOLDERS-REDUCTION IN PUBLICLY AVAILABLE INFORMATION AND -ELIMINATION OF PROTECTION UNDER SECTION 18 OF THE SECURITIES EXCHANGE ACT."

Remaining Common Shareholders, page 18
--------------------------------------

30. Please revise your discussion of the detriment relating to the preference of the Series A stock to discuss the terms of the Series A stock, which provides that the Board, which is selected by the shareholders of common stock, not the holders of Series A shares, has discretion to change the rights and preferences of the Series A shares.

     PLEASE SEE OUR RESPONSE TO COMMENT 28 ABOVE.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                         Page 10


31. Please discuss the effect of the reclassification on the market value and liquidity of the common stock or provide a cross reference to the earlier discussion.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY-REMAINING COMMON
     SHAREHOLDERS-NEGATIVE EFFECTS."
                  ----------------

Recommendation of the Board of Directors; Fairness of the Reclassification, page
--------------------------------------------------------------------------------
23
--

32. Revise this section to provide additional detail regarding what information the board considered. Please address each factor in Instruction 2 to Item 1014, such as current and historical stock prices, recent stock purchases and going concern and liquidation values. If a factor was not considered, disclose the basis for the belief that the factor is not material or relevant. The factors considered in determining fairness must be explained in enough detail for investors to understand them. See Instruction 3 to
     Item 1014 of Regulation M-A.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-SUBSTANTIVE FAIRNESS."

33. Please revise your statement, on page 23, that "no director or executive officer is making any recommendation to the shareholders in his or her individual capacity." Clarify the paragraph by discussing the following information:

          - each individual filing person did determine, in their individual capacity, that the transaction is fair to unaffiliated shareholders;

          - each individual filing person is not making any recommendation to shareholders as to how to vote; and

          - the board as an entity is making a recommendation as to how shareholders should vote.

     Please cross reference your discussion of the individual determinations of fairness.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION."

34. Please disclose how many of the directors own shares that are subject to the reclassification and how many do not. Further, you state frequently that the reclassification treats affiliated and unaffiliated shareholders the same. Please expand to clarify whether any affiliated shareholders will receive Series A stock.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION."

35. Please revise your disclosure regarding the material factors upon which each of the affiliates based its fairness determination to disclose the weight assigned to each factor, to the extent practicable, as required by
     Item 1014(b).

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-SUBSTANTIVE FAIRNESS."

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                         Page 11


36. Please revise the sections entitled "Factors affecting Shareholders," "Shareholder Receiving Series A Stock" and "Shareholder Retaining Shares of Common Stock" to explain how these factors support the fairness of the transaction.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-SUBSTANTIVE FAIRNESS."

37. Please revise the section entitled "Procedural Fairness," on pages 26-27, to disclose whether or not the transaction was approved by a majority of the directors of the subject company who are not employees of the company, as required by Item 1014(e).

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-PROCEDURAL FAIRNESS."

38. Please revise the section entitled "Procedural Fairness," on pages 26-28, to provide detail regarding the analysis you conducted to conclude that "the value of the Series A stock is equivalent to the value of the common stock." Please outline any quantitative analysis undertaken and indicate whether you used conventional methods in this valuation analysis. Instruction 3 to Item 1014 states that "conclusory statements will not be considered sufficient." In addition, please provide the basis for your statement, on page 27, that "the board believes the cash value of the Series A stock and the common stock is immaterial to the determination of the fairness of the Reclassification."

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-PROCEDURAL FAIRNESS."

39. Please reconcile your statement on page 27 that unaffiliated shareholders can avoid the involuntary transaction by simply purchasing more shares with your statements on page 45 that "there is no organized trading market" for the common stock and you are not aware of any trade in the stock during the past two and a half years.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-PROCEDURAL FAIRNESS."

40. Please comply with Item 1015 by providing the required disclosure regarding The Carson Medlin Company. Please note that the disclosure requirements apply to any "report, opinion or appraisal" materially related to the transaction including oral reports, opinions or appraisals. We note that on page 34 you disclose that you paid $7,500 for financial advisory services.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER "-RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-PROCEDURAL FAIRNESS."

Form 10-KSB
-----------

41. Please explain to us the reasons for your amending your Form 10-KSB for the period ending December 31, 2004 and provide a blacklined copy.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                    August 29, 2005
                                                                         Page 12


     PURSUANT TO INSTRUCTION E(3) TO FORM 10-KSB, PART III OF FIRST SOUTHERN'S INITIAL FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 (FILED MARCH 31,
     2005) INCORPORATED BY REFERENCE PORTIONS OF THE COMPANY'S PROXY STATEMENT FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS. THE COMPANY DID NOT FILE A DEFINITIVE PROXY STATEMENT FOR ITS 2005 ANNUAL MEETING OF SHAREHOLDERS BEFORE APRIL 30, 2005. ACCORDINGLY, PURSUANT TO INSTRUCTION E(3) TO FORM 10-KSB, ON APRIL 26, 2005 THE COMPANY FILED AN AMENDMENT TO ITS FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 TO INCLUDE THE INFORMATION THAT WAS PREVIOUSLY INCORPORATED BY REFERENCE TO THE PROXY STATEMENT FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS.

     WE HAVE NOT PROVIDED A MARKED COPY OF THE AMENDMENT TO THE FORM 10-KSB BECAUSE THE AMENDED FORM 10-KSB WAS ENTIRELY COMPRISED OF NEW INFORMATION, AND ALL OF THE INFORMATION INCLUDED IN THE INITIAL FORM 10-KSB WAS DELETED. THEREFORE, WE BELIEVE A MARKED COPY WOULD NOT BE HELPFUL SINCE ESSENTIALLY EVERYTHING WOULD BE MARKED. IF, HOWEVER, YOU WOULD STILL LIKE A MARKED COPY, PLEASE LET US KNOW AND WE WOULD BE HAPPY TO PROVIDE IT.

Other Information
-----------------

     Attached as Exhibit A to this letter is a statement from the Company and
                 ---------
each filing person acknowledging that:

          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6904 or Kathryn Knudson at (404) 572-6952. Our fax number is (404) 572-6999.

                                         Very truly yours,

                                         /s/ Lyn G. Schroeder

::ODMA\PCDOCS\ATL\898754\1

cc:  Mr. F. Thomas David
     Kathryn L. Knudson, Esq

                                    EXHIBIT A
                                    ---------


     First Southern Bancorp (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 29th day of August 2005.

                                      FIRST SOUTHERN BANCORP

                                      By: /s/ F. Thomas David
                                          -------------------------------------
                                          F. Thomas David
                                          President and Chief Executive Officer

                                      OTHER  FILING  PERSONS:

                                      /s/   Michael  R.  Anderson
                                      --------------------------------

                                      /s/   Christopher  T.  Cliett
                                      --------------------------------

                                      /s/   Charles  A.  Deal
                                      --------------------------------

                                      /s/   Charles  R.  Fennell,  Jr.
                                      --------------------------------

                                      /s/   William  I.  Griffis
                                      --------------------------------

                                      /s/   Tracy  D.  Ham
                                      --------------------------------

                                      /s/   James  A.  High
                                      --------------------------------

                                      /s/    W.  Pratt  Hill  III
                                      --------------------------------

                                      /s/   Michael  R.  Kennedy
                                      --------------------------------

                                      /s/   R.  Whitman  Lord
                                      --------------------------------

                                      /s/   Laura  T.  Marsh
                                      --------------------------------

                                      /s/   Jeffrey  D.  Pope
                                      --------------------------------

                                      /s/   Ronnie  J.  Pope
                                      --------------------------------

                                      /s/   Hudson  J.  Powell,  Sr.
                                      --------------------------------

                                      /s/   Lamar  O.  Reddick
                                      --------------------------------

                                      /s/   Devra  P.  Walker
                                      --------------------------------

                                      /s/   L.  Anthony  Waters  III
                                      --------------------------------